Exhibit 99.1(e)

APPENDIX E

SEPARATION AGREEMENT

        THIS SEPARATION AGREEMENT (this “Agreement”) is entered into on this 3rd day of September, 2009, by and between Retalix Ltd. (the “Company”) and B.G.A.G.S. Shaked Ltd. (together with Mr. Barry Shaked, the individual serving on behalf thereof, the “CEO”).

WITNESSETH:

        WHEREAS, CEO has served as the Chief Executive Officer of the Company since April 1, 1982, and effective as of July 1, 2002 has provided such services under the terms of that certain Management Services Agreement dated September 4, 2002 (as amended on October 7, 2008, the “Services Agreement”); and

        WHEREAS, concurrently with the execution of this Agreement, (i) the Company and investors set forth therein (collectively, “Alpha”) are entering into that certain Share Purchase Agreement, providing for the purchase by Alpha of Ordinary Shares of the Company as well as the grant of certain warrants to purchase Ordinary Shares from the Company (the “PIPE Agreement”), (ii) each of Mr. Brian Cooper and Mr. Barry Shaked (“Shaked”) is entering into a Share Purchase and Sale Agreement providing for the sale of all outstanding Ordinary Shares of the Company held by each of them (respectively, the “Cooper SPA” and the “Shaked SPA”); and (iii) Alpha and Ronex Holdings L.P. are entering into that certain Shareholders Agreement (this Agreement, and all agreements indicated above, the “Series Agreements”); and

        WHEREAS, in connection with the Series Agreements, the Company and CEO wish to agree on the terms and conditions upon which the parties shall separate, all as set forth in this Agreement.

        NOW, THEREFORE, for good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.	Termination.

1.1.	The term of the provision of the Services (as defined in the Services Agreement) under the Services Agreement shall terminate on the later to occur of: (i) December 31, 2009, or (ii) the Closing of the PIPE Agreement (as defined therein) (the “Termination Date”), which date will be deemed the end of the three-month notice period under the Services Agreement. Without derogating from Section 1.2 below, the Company may request, at its sole discretion, that CEO shall continue to provide the Services to the Company following the Closing of the PIPE Agreement under the terms of the Services Agreement, and to the extent CEO agrees to such request, the Termination Date shall be postponed accordingly.

1.2.	In accordance with the Services Agreement, and at the Company’s request, following the Termination Date and during the respective periods set forth in the Services Agreement, CEO shall cooperate with the Company in connection with integrating into the Company the new chief executive officer and shall be available to render reasonable advice to the Company in connection with the transfer of matters connected with the services provided to the Company. To enable the CEO to fulfill such duties, the Company shall inform the CEO in writing of his replacement or the identity of the individual(s) assuming the responsibilities of the Company’s chief executive officer.

1.3.	Effective as of the Termination Date, the CEO and Shaked hereby resign as a director, officer or agent of the Company and any subsidiary of the Company.

2.	Entitlements upon Termination.

Subject to the terms and conditions of this Agreement, CEO shall be entitled to receive the following payments and benefits:

2.1.	Services Fees. Until the Termination Date, CEO shall be entitled to receive from the Company the Consideration and all other benefits as set forth in the Services Agreement.

2.2.	Other Benefits. In accordance with the Services Agreement, CEO shall be entitled to receive (i) a special bonus in the gross amount of US$132,930, to be paid by the Company on the Termination Date, (ii) the Consideration and all other benefits during a six-month transition period, subject to the terms of Section 3.2 of the Services Agreement, (iii) an annual bonus for the year 2009, which bonus shall be calculated in accordance with the formula set forth in the Services Agreement and paid by the Company, to the extent not previously paid, promptly following the approval by the Company’s Board of Directors of the Company’s consolidated financial statements for the year 2009, and (iv) an annual bonus for the pro rata portion for the year 2010 in accordance with the terms of the Services Agreement, which bonus shall be calculated in accordance with the formula set forth in the Services Agreement and paid by the Company promptly following the approval by the Company’s Board of Directors of the Company’s consolidated financial statements for the fiscal quarter in which the Termination Date occurs. Notwithstanding the foregoing, for the purpose of calculating the annual bonus pursuant to the Services Agreement, “net income” of the Company shall exclude any special one-time charges. In the event of any dispute relating to the interpretation of such exclusion that cannot be resolved between the parties, Mr. Ischak Shrem shall serve as the sole arbitrator, whose determination shall be final and binding on the parties.

2.3.	Termination Bonus; Release of Funds.

2.3.1.	In recognition of the long term of his service, CEO shall be entitled to receive on the Termination Date a special departure bonus in the gross amount $200,000.

2.3.2.	On the Termination Date, the Company shall release the moneys accumulated in the severance fund maintained by the Company on Shaked’s behalf. As of August 31, 2009, the amount in such funds was NIS 476,557.

2.3.3.	On the Termination Date, the Company shall provide Shaked with an irrevocable notice of release to funds for all the amounts accrued in Shaked’s Education Fund and Manager’s Insurance Policy (including amounts accumulated in the severance fund).

2.4.	Options.

2.4.1.	Subject to Section 2.4.2, the currently outstanding options to purchase 794,137 Ordinary Shares of the Company granted to CEO, and any additional options that may be granted to the CEO prior to the Termination Date (the “Options”), shall fully vest and become exercisable upon and subject to the Closing of the PIPE Agreement. Notwithstanding the termination of the Services Agreement and anything to the contrary in the applicable option plan of the Company or any option agreement(s) executed by the Company and CEO, such Options shall continue to be exercisable by CEO for the original term thereof until their respective expiration dates, in accordance with the following schedule:

Original Grant Date	Total Number of Options	Exercise Price	Expiration Date

1/1/06	194,090	$24.46	31/12/2009
1/1/07	196,135	$16.29	31/12/2010
1/1/08	200,014	$15.58	31/12/2011
1/1/09	203,898	$6.00	31/12/2012
TOTAL	794,137

2.4.2.	CEO hereby irrevocably appoints the Chairman of the Company’s Board of Directors, or any other designee of the Company, as its/his sole and exclusive attorney and proxy, with full power of substitution and resubstitution, to vote and exercise all voting rights with respect to the number of outstanding Ordinary Shares held by CEO, together with any affiliate controlled by CEO and any group of persons to which CEO or any such affiliate is a party, exceeding 2.0% of the outstanding Ordinary Shares of the Company from time to time (the “Excess Shares”), in the proxy’s sole and absolute discretion, on every annual, general, special, class or adjourned meeting of the shareholders of the Company (and any adjournment or postponement thereof) and in every written consent in lieu of such meeting. The proxy hereunder with respect to the Excess Shares shall automatically expire on the fourth (4th) anniversary of the Closing. For the purpose of enforcing this provision, following the delivery by the Company of notice of any general meeting of the shareholders in which CEO, any affiliate controlled by CEO or any group of persons to which CEO or any such affiliate is a party wishes to participate and vote, CEO shall promptly notify the Company in writing the number of Ordinary Shares then held by CEO, together with any affiliate controlled by CEO and any group of persons to which CEO or any such affiliate is a party, and the proxy granted in this Section shall apply only to any Excess Shares (if any). CEO shall not vote, and shall cause any affiliate controlled by him and any group of persons to which CEO or any such affiliate is a party not to vote, any Ordinary Shares held by them unless CEO has complied with the preceding sentence. During such four-year period, all Ordinary Shares of the Company issued pursuant to exercise of the Options shall be maintained in certificated form until such time as they are sold to one or more unaffiliated third parties. For the avoidance of doubt, the provisions of this Section 2.4 shall not cover additional shares than are covered by the provisions of 7.4.3 of the Shaked SPA.

2.5.	Full Payment. CEO acknowledges, accepts and confirms that all payments set forth in this Agreement constitute the full, complete and unconditional payment, settlement, accord and satisfaction of any and all obligations of the Company arising out of CEO’s engagement with the Company and the termination thereof, including with respect of any obligations arising out of Mr. Barry Shaked’s employment with the Company and the termination thereof, or that otherwise might be owed to CEO by the Company, including, any and all claims for wages, salary, accrued but unused vacation pay, commissions, incentives, bonus pay, severance pay, notice period and notice period substitution, termination payments, deferred compensation payments, expenses, attorney’s fees, compensatory damages, exemplary damages, contractual obligations and all other payments, compensation, benefits, and reimbursement of any kind, whether by contract or under any law of any jurisdiction. The foregoing shall not include rights under or related to directors and officers insurance policy of the Company or indemnification obligations under the CEO’s Indemnification Agreement with the Company or the Company’s Articles of Association.

2.6.	Taxes. Except for the severance payment payable to Shaked pursuant to Sections 2.3.2 and, to the extent applicable, any payments pursuant to Section 2.3.3 and the payment pursuant to Section 4.3, VAT shall be added to all payments and benefits owing to the CEO as set forth herein and such payments shall be provided subject to receipt by the Company of an invoice from the CEO. All payments and benefits referred to in this Agreement are gross amounts and the Company will be entitled to deduct from such payments and benefits all applicable taxes, social security and health insurance which are mandatory under any applicable law, except to the extent that CEO or Shaked provides the Company with a valid certificate from the Israeli Tax Authorities providing full exemption from withholding tax (or a lower rate of withholding) or a tax determination from the Israeli Tax Authorities indicating otherwise. Notwithstanding the foregoing, the Company may withhold tax from any payments made directly to Shaked at the maximal marginal tax rate (currently, 46%), except to the extent that Shaked provides the Company with a valid certificate from the Israeli Tax Authorities providing full exemption from withholding tax (or a lower rate of withholding) or a tax determination from the Israeli Tax Authorities indicating otherwise. In the event that such a tax determination has been requested by or on behalf of Shaked or the CEO, but not yet received, prior to the Termination Date, the Company shall hold the withholding tax in trust until the latest date permitted under applicable law.

3.	General Waiver and Release.

3.1.	In consideration for the promises set forth herein and upon, the CEO, on behalf of himself, his affiliates, heirs, executors, administrators and assigns (“CEO Group”), hereby irrevocably and unconditionally releases and forever discharges the Company, its affiliates, and their respective officers, directors, shareholders, employees, agents, successors and assigns (collectively, the “Company Group”), from any and all suits, claims, rights, obligations, damages, liabilities, attorneys’ fees, expenses, actions, causes of action, and any and all claims of law or in equity, of any nature whatsoever (collectively and subject to Section 3.3, “Claims”), which CEO Group may ever had, now have or may claim to have against the Company Group or any part thereof (whether directly or indirectly) related to or arising out of CEO’s engagement with the Company or the termination thereof, other than for executory provisions of this Agreement, provided, however, that if the Company shall be in breach of this Agreement in any material respect, the CEO shall be entitled to rescind the foregoing release.

3.2.	In consideration for the promises set forth herein, the Company, on behalf of itself and each member of the Company Group, hereby irrevocably and unconditionally releases and forever discharges the CEO Group from any and all Claims, which Company Group may ever had, now have or may claim to have against the CEO Group or any part thereof (whether directly or indirectly) related to or arising out of CEO’s engagement with the Company or the termination thereof, other than for executory provisions of this Agreement, provided, however, that if the CEO or Shaked shall be in breach of this Agreement in any material respect, the Company shall be entitled to rescind the foregoing release.

3.3.	“Claims” shall not include suits, claims, rights, obligations, damages, liabilities, attorneys’ fees, expenses, actions, causes of action, and any and all claims of law or in equity, of any nature whatsoever under this Agreement or any other Series Agreement to which CEO or Shaked is party related to directors and officers insurance policy of the Company or rights under the CEO’s Indemnification Agreement or the Company’s Articles of Association.

4.	Restrictive Provisions.

4.1.	Confidentiality; Assignment of Intellectual Property. CEO hereby acknowledges that the confidentiality, assignment of intellectual property undertakings contained in his Services Agreement shall survive the termination of the Services Agreement for the period specified therein and that he will fulfill at all times his obligations thereunder. For the avoidance of doubt, nothing herein shall derogate from any obligations of the CEO under this Agreement or any of the Series Agreements.

4.2.	Non-Defamation. Each party hereto hereby undertakes not to cause any harm to the other party’s reputation in the market and not to make, whether directly or indirectly (including through any of its affiliates, officers, employees or directors), any negative or disparaging remarks about such party or any of its affiliates, officers, employees, directors (in each case, in their capacities as such), products, services or business practices.

4.3.	Non-Competition; Non-Solicitation. In order to induce the Company to enter into this Agreement, until the earlier of: (i) termination of this Agreement or (ii) expiration of four (4) years from the Closing (the “Non Compete Period”), Shaked shall not, and shall cause affiliates controlled by him not to, directly or indirectly:

4.3.1	engage, promote, establish, market, become or be financially interested in, consult with or for, or associate in a business relationship with, or in any manner become involved, in any other person, business (or any component thereof), occupation, work, operation or any other activity, anywhere in the world, which engages or intends to engage in the developing, producing, offering, distributing, licensing, selling or supporting of products or services similar to, or that competes with the business (or any component thereof), products and services of the Company and any of its affiliates, as currently conducted and as currently proposed by the Company to be conducted by the Company (a “Competing Business”);

4.3.2	solicit the services, hire or retain any person employed or engaged by the Company and/or any of its affiliates as employees or contractors during the Non-Compete Period, or otherwise encourage or induce any such employee or contractor to terminate their engagement with the Company and/or any of its affiliates by their resignation, retirement or otherwise or to become an employee, contractor, consultant or service provider of any person other than the Company and/or its affiliates. The foregoing shall not apply to approaches initiated by persons employed or engaged by the Company and/or any of its affiliates, including as a response to general solicitation of employment, at any time after the lapse of 18 months from the Closing or if CEO was not aware that such persons were employed or engaged by the Company and had no active involvement in their hiring;

4.3.3	solicit or otherwise encourage or call on any actual or potential customer, supplier, distributor, vendor, service provider or agent of the Company and/or any of its affiliates prior to the Closing for any Competing Business or influence, induce or attempt to influence or induce any customer, supplier, distributor, vendor, service provider or agent to terminate, reduce or adversely modify any written or oral agreement, relationship, or course of dealing with the Company and/or any of its affiliates; and

4.3.4	without limiting the generality of the foregoing, register or challenge any intellectual property rights owned, used or otherwise licensed by the Company and/or any of its subsidiaries.

Inconsideration for the obligations and undertakings under this Section 4.3, the Company shall pay Shaked on the Termination Date $400,000. Shaked acknowledges that in light of the length of time that the CEO and Mr. Shaked served as the chief executive officer of the Company, the foregoing payment and the critical significance of the covenants under this Section 4.3 to the Company’s business, the covenants under this Section 4.3 are reasonable and fair under the circumstances.

5.	Company Property. On or after the Termination Date, to extent requested by the Company from time to time, CEO shall return to the Company all property equipment, records, correspondence, documents, files, keys, computer disks, computer programs, data, and any other information, including trade secrets and confidential proprietary information (whether originals, copies or extracts), belonging to the Company, whether maintained by CEO in the facilities of the Company, at CEO’s home, or at any other location, and CEO will not retain any copies or reproductions of any property of the Company that the Company has requested to return. CEO acknowledges that to the extent that the Company allows CEO to retain any confidential or proprietary information belonging to the Company in CEO’s possession, it is solely for the purpose of enabling CEO to assist the Company in its business and that CEO shall protect the confidentiality of such information and not use any such information for any other purpose or publish or transfer any such information to any unauthorized person. For the avoidance of doubt, CEO shall be entitled to keep Company property pursuant to the Company’s policy applicable to senior employees who resign after five or more years of employment with the Company and to keep and, if applicable, remove from the premises of the Company personal property of CEO or Shaked, including without limitation such Company equipment listed in Appendix A attached hereto.

6.	Term. This Agreement shall become effective as of the date hereof, subject to its approval by the Company’s shareholders and the Closing under the PIPE Agreement and the Shaked SPA (except if, pursuant to the terms of the Shaked SPA, Closing under the PIPE Agreement may be effected without effecting the Closing under the Shaked SPA). If thePIPE Agreement or the Shaked SPA shall be terminated prior to the Closing thereof, this Agreement shall be immediately terminated as well (except if, pursuant to the terms of the Shaked SPA, the Shaked SPA may be terminated without terminating the PIPE Agreement).

7.	Public Disclosure. No party shall issue any statement or communication to any third party (other than their respective agents, partners, affiliates and representatives that are bound by confidentiality restrictions) regarding this Agreement, its existence and content, or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor, without the consent of the other parties hereto, except as required to comply with applicable legal requirements and the rules of any stock exchange and except as required in connection with the Series Agreements and the transactions contemplated thereby and the enforcement of the provisions of this Agreement or any of the Series Agreements. The Company will cooperate and coordinate with the CEO the manner and method of disclosure of this Agreement and CEO’s separation from the Company.

8.	Information. The Company has provided the CEO with copies of the execution versions of each of the Series Agreements and any agreement, document and instrument provided for or contemplated therein and of the notice of shareholders meeting of the Company with respect to the approval of the Series Agreements in the form expected to be sent to the shareholders of the Company. Prior to the Termination Date, the Company shall provide the CEO with a copy of any amendment, waiver, modification or supplements to the Series Agreements promptly following their execution and a draft of the proxy statement to be sent to the shareholders of the Company in respect of this Agreement and the Series Agreements and any proposed revisions to the proxy statement or additional solicitation materials intended to be published or distributed to the shareholders of the Company and shall procure that the CEO and its counsel are given a reasonable opportunity to review and comment on any such draft and proposed revisions, additional solicitation materials and any material related to the shareholders meeting of the Company called to approve this Agreement and the Series Agreement (and any adjustment or postponement thereof), in each case before either such document (or any amendment thereto) is filed with the SEC or published, and reasonable and good faith consideration shall be given to any comments made by the CEO and its counsel.

9.	Indemnification; Directors’ and Officers’ Insurance. The Company acknowledges that Mr. Shaked shall be a third-party beneficiary of the provisions of Section 5.16 of the PIPE Agreement.

10.	Miscellaneous.

10.1.	Independent Advice. In executing this Agreement, CEO hereby acknowledges and represents to the Company that he has consulted with and received the advice and counsel of attorneys, and that he has executed this Agreement of his own free will and after being independently made fully aware of all his rights.

10.2.	Expenses. Each party hereto shall bear its own fees and expenses incurred in connection with the negotiation, execution, delivery and performance of this Agreement.

10.3.	Entire Agreement. This Agreement and the exhibits and schedules attached hereto, constitute the full and entire understanding and agreement between the parties with respect to the subject matters hereof and thereof, and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they relate in any way to the subject matter hereof, except for such provisions in theServices Agreement which survive the termination thereof.

10.4.	Amendment; Waiver. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the CEO. Any amendment or waiver effected in accordance with this Section shall be binding upon all parties of this Agreement and their respective successors and assignees.

10.5.	Assignment. Neither this Agreement, nor any rights, interests or obligations under this Agreement may be assigned or transferred, in whole or in part, by operation of law or otherwise by any party hereto, without the prior consent in writing of each the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the foregoing, this Agreement shall inure to the benefit of, and be binding upon, and be enforceable by, the parties hereto and their respective successors, assigns, heirs, executors, and administrators.

10.6.	Notices. All notices and other communications hereunder shall be in writing and shall be shall be emailed, faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

10.6.1.	if to CEO, to:

Mr. Barry Shaked
Haprachim 44,
Rishpon
Israel
Facsimile No.:	(972)-(9)-9585682

with a mandatory copy to (which shall not constitute notice):

Herzog, Fox & Neeman
Asia House, 4 Weizmann Street, Tel-Aviv 64239 Israel
Attention:	Alon Sahar, Advocate
Telephone No.:	(972)-(3)-692-2861
Facsimile No.:	(972)-(3)-696-6464
Email:	sahar@hfn.co.il

10.6.2.	if to Company, to:

Retalix Ltd.
10 Zarhin Street, P.O. Box 2282, Ra'anana 43000, Israel
Attention:	Chief Financial Officer
Telephone No.:	(972)-(9)-7766677
Facsimile No.:	(972)-(9)- 744-4756
Email:	hugo.goldman@retalix.com

with a mandatory copy to (which shall not constitute notice):

Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., Law Offices
2 Weizmann Street Tel Aviv 64239, Israel
Attention:	Adam M. Klein, Advocate
Telephone No.:	(972)-(3)- 608-9839
Facsimile No.:	(972)-(3)- 608-9855
Email:	adam.klein@goldfarb.com

Any notice sent in accordance with this Section 10.6 shall be effective (i) if mailed within Israel, three (3) business days after mailing, (ii) if by airmail two (2) business days after delivery to the courier service, (iii) if sent by messenger, upon delivery, and (iii) if sent via email or facsimile, upon transmission and electronic confirmation of receipt (or recipient’s electronic “read receipt” in case of email) or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (or recipient’s electronic “read receipt” in case of email (provided, however, that any notice of change of address shall only be valid upon receipt).

10.7.	Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any competent court located in Tel-Aviv-Jaffa, Israel in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Israel for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such processes.

10.8.	Interpretation. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. The words “herein,” “hereof,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “affiliate(s)” (and words of similar import) shall mean as set forth in Rule 405 promulgated under the Securities Act of 1933, as amended, and with respect to any natural person, also, (i) grandparents, parents, siblings, lineal descendant of such person or their spouse (including step and adopted children), and any spouse of such person or any of the foregoing, (ii) any trust established for the benefit of such natural person or any affiliate of such natural person, or (iii) any executor or administrator of the estate of such natural person. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.9.	Severability. CEO hereby agrees that the restrictions set forth in this Agreement, including the surviving provisions of the Services Agreement, including the time period of restriction and the geographical areas of restriction are fair and reasonably required for the protection of the interests of the Company. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such provision cannot be so enforced, such provision shall be stricken from this Agreement only with respect to such jurisdiction in which such clause or provision cannot be enforced, and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable provision had (to the extent not enforceable) never been contained in this Agreement. In addition, if any particular provision contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing the scope of such provision so that the provision is enforceable to the fullest extent compatible with applicable law.

10.10.	Remedies. Each party acknowledges that any breach of the provisions contained in this Agreement, including the surviving provisions of the Services Agreement, are likely to result in irreparable injury to the other party, which cannot be made whole by monetary damages or a remedy at law alone. Accordingly, each party, in addition to any other remedy to which it may be entitled by law or in equity, shall be entitled to seek both a temporary and permanent injunction (to the extent permitted by law or equity) restraining the other party from threatening to, committing or continuing any such violation of this Agreement or to prevent breaches of this Agreement, and to an order compelling specific performance of this Agreement without the necessity of proving actual damages. Each party agrees to reimburse the other for all costs and expenses, including without limitation, reasonable attorneys’ fees or legal costs on a full indemnity basis, incurred by such party in enforcing this Agreement. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. For the avoidance of doubt, any remedy available to Shaked under the Shaked SPA shall not preclude or derogate from the remedies available to the CEO for breaches of this Agreement.

10.11.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall be considered one and the same agreement, it being understood that all parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile transmission or by electronic delivery in .pdf format or the like shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

– Signature Page Follows –

        IN WITNESS WHEREOF, the parties hereto have duly executed this Separation Agreement on the first date written above.

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RETALIX LTD. By: /s/ Itschak Shrem —————————————— Name: Itschak Shrem Title: Director

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B.G.A.G.S. SHAKED LTD. By: /s/ Barry Shaked —————————————— Name: Barry Shaked Title: CEO

I hereby confirm that I have read this Agreement, understood its terms and agree to be personally bound by all its terms and provisions.

/s/ Barry Shaked —————————————— BARRY SHAKED